UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER 0-31927

NOTIFICATION OF LATE FILING	CUSIP NUMBER 92346X 107

(Check one): ☐ Form 10-K  ☐ Form 20-F  ☐ Form 11 -K  ☒ Form 10-Q  ☐ Form 10-D
☐ Form N-SAR
☐ Form N-CSR

For Period Ended: June 30, 2016

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: ___________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

VerifyMe, Inc.
Full Name of Registrant

LaserLock Technologies, Inc.
Former Name if Applicable

12 West 21st Street
Address of Principal Executive Office (Street and Number)

New York, New York 10010
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

VerifyMe, Inc., formerly LaserLock Technologies, Inc. (the “Registrant”), requires additional time to complete the accounting and reporting for certain activities and disclosures, and could not finalize its Quarterly Report on Form 10-Q (the “Quarterly Report”) in sufficient time to permit its filing within the prescribed time period without unreasonable expense and effort. The Registrant is working expeditiously to complete the Quarterly Report and expects that the Quarterly Report will be filed no later than the fifth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Thomas A. Nicolette	(516)	381-1100
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).
Yes ☒       No  ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?
Yes ☒       No  ☐
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the three months ended June 30, 2016 and 2015, the Registrant generated sales of $11,705 and $68,375.  For the three months ended June 30, 2016 and 2015, the Registrant had a net income (loss) of $1,906,011 and $(956,326).

During the three months ended June 30, 2016, the Registrant reported an unrealized gain on the market value of warrants of $1,589,524 as compared to $351,918 for the three months ended June 30, 2015, an increase of $1,237,606. The change primarily resulted from the valuation of warrants associated with an Investment Agreement entered into on December 31, 2012 and a Subscription Agreement entered into on January 31, 2013. The values of these warrants have decreased during the three months ended June 30, 2016 because the trading price of the Registrant’s common stock has decreased.

During the three months ended June 30, 2016, the Registrant reported an unrealized gain of $1,514,625 for the change in the fair value of the embedded derivative liability as compared to a gain of $1,117,369 for the three months ended June 30, 2015.  This change is related to an increase in the value of the beneficial conversion option related to the Registrant’s 0% Series C Convertible Preferred Stock (the “Series C Preferred”) issued in February 2016 and the Registrant’s Series A Preferred Stock issued in conjunction with a Subscription Agreement entered into on January 31, 2013.  The increase in the embedded derivative liability results from the price of the common stock exceeding the conversion price for the Series C Preferred.

In February 2016, upon the issuance of the Series C Preferred, the associated warrants were valued and that value exceeded the amount that was received by the Registrant for the Series C Preferred in the amount of $1,767,575, fair value.  This value exceeded the amount of proceeds allocated to the Series C Preferred by $1,767,575 and was expensed.

For the six months ended June 30, 2016 and 2015, the Registrant generated sales of $11,705 and $74,625.  For the six months ended June 30, 2016 and 2015, the Registrant had a net income (loss) of $389,677 and $(1,219,962).

During the six months ended June 30, 2016, the Registrant reported an unrealized gain on the market value of warrants of $3,320,457 as compared to $351,918 for the six months ended June 30, 2015, an increase of $2,968,539. The change primarily resulted from the valuation of warrants associated with an Investment Agreement entered into on December 31, 2012 and a Subscription Agreement entered into on January 31, 2013. The values of these warrants have decreased during the six months ended June 30, 2016 because the trading price of the Registrant’s common stock has decreased.

During the six months ended June 30, 2016, the Registrant reported an unrealized gain of $1,051,625 for the change in the fair value of the embedded derivative liability as compared to a gain of $1,286,845 for the six months ended June 30, 2015.  This change is related to an increase in the value of the beneficial conversion option related to the Series C Preferred issued in February 2016 and the Registrant’s Series A Preferred Stock issued in conjunction with a Subscription Agreement entered into on January 31, 2013.  The increase in the embedded derivative liability results from the price of the common stock exceeding the conversion price for the Series C Preferred.

VerifyMe, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 16, 2016	By.	/s/ Scott McPherson
Name: Scott McPherson Title: Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).